Exhibit 99.9

PRESS RELEASE

Oman: TotalEnergies and OQAE Sign Agreements to
Develop 300 MW of Renewable Projects

Paris/Oman, December 11, 2024 – In line with its multi-energy strategy in the Sultanate of Oman, TotalEnergies is pleased to announce, together with its partner OQ Alternative Energy (OQAE), the National Renewable Energy Champion, the signing of landmark agreements to develop 300 MW of renewable energy projects in the country. The electricity will be delivered through long-term Power Purchase Agreements (PPA) to Petroleum Development Oman (PDO), the leading exploration and production company in the Sultanate.

With respectively 49% and 51% shares, TotalEnergies and OQAE will lead in realizing three renewable projects:

o	North Solar, a 100 MW solar project, located in Saih Nihaydah in northern Oman;
o	Riyah-1 and Riyah-2, two 100 MW wind projects, located in Amin and West Nimr fields in southern Oman.

The construction will start in early 2025, and the electricity production in late 2026. These solar and wind projects will generate over 1.4 TWh of renewable electricity annually.

“Following our recent successes in the Sultanate of Oman, notably with the launch of the Marsa LNG project in April, we are pleased to make a new step in the deployment of our integrated multi-energy strategy in Oman,” said Olivier Jouny, Senior Vice President Renewables at TotalEnergies. “Together with our partner OQAE, we are eager to start the construction of these three projects which will provide long-term renewable electricity to PDO while supporting the Sultanate in its energy transition”.

“We are delighted to sign these agreements, which further reinforce our steadfast commitment to achieving Net Zero emissions by 2050 in line with the objectives of Oman Vision 2040, mainly the diversification of energy sources to ensure sustainable energy security. PDO’s journey towards sustainability was firmly established with previous groundbreaking initiatives, including the Amin Solar IPP Power Plant and the Rima Water Treatment Project. These projects, alongside the ones signed today, continue to reshape Oman’s energy landscape by blending technological innovation with environmental stewardship. They also support our aim of sourcing 30% of our power capacity from renewables by 2026, reflecting our dedication to a cleaner, sustainable future”, said Dr Aflah Al Hadhrami, Managing Director of PDO.

“In partnership with PDO and TotalEnergies, OQAE is proud to advance Oman’s transition toward sustainable energy. As an energy transition enabler, we are delighted to lead the development of these projects supporting PDO to achieve their decarbonization plans. This significant milestone underscores the expertise and dedication of all stakeholders involved. As the National Champion for Clean Energy in Oman, OQAE is committed to supporting the nation’s economic growth by developing innovative clean energy and low-carbon projects. With a focus on environmental stewardship and long-term prosperity, OQAE ensures the delivery of sustainable solutions to meet Oman’s evolving industrial energy needs”, stated Ms. Najla Zuhair Al Jamali, Chief Executive of OQ Alternative Energy.

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About OQ Alternative Energy

OQ's Alternative Energy (AE) stands at the forefront of OQ's energy transition initiatives, playing a vital role in realizing national objectives for achieving Net Zero emissions by 2050 aligned with Oman’s 2040 vision. Central to OQ AE's strategy is the decarbonization of OQ's assets, eventually extending to the decarbonization of Oman as a whole. OQ AE is committed to driving sustainable economic growth within Oman's energy value chain and facilitating the energy transition through successful partnerships. As a national champion for renewable energy, OQ AE is dedicated to developing a robust clean energy portfolio and supporting Oman’s low carbon molecule investments.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of 2024, TotalEnergies’ gross renewable electricity generation installed capacity had reached over 24 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies Oman

TotalEnergies has been present in Oman since 1937. The Company launched in 2024 the integrated Marsa LNG project (80%), which combines natural gas production from Block 10, a full electric liquefaction plant of 1Mt/y capacity intended to serve as the first LNG bunkering hub in the Middle East and a dedicated 300 MWp PV solar plant.

TotalEnergies’ oil and gas production in Oman was 66 kboe/d in the third quarter 2024. TotalEnergies produces oil in Block 6 (4%), natural gas in Block 10 (26.55% via Marsa LNG LLC) as well as LNG through its participation in Oman LNG (5.54%)/Qalhat LNG (2.04% via Oman LNG). TotalEnergies is currently conducting exploration activities in Block 12 (50%, operator), and is appraising Block 11 (22.5%).

TotalEnergies also contributes to the development of renewables in the country, such as the largest solar photovoltaic system built to provide power for a desalination plant in Oman, in the city of Sur, in joint-venture with Veolia.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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